May 22, 2008

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Fortune Industries, Inc.
Forms 10Q for the Quarterly Periods ended February 28, 2007 and May 31, 2007
File no. 1-32543

Fortune Industries, Inc.
Form 10K for the Fiscal Year ended August 31, 2007
Filed December 14, 2007

Dear Mr. Spirgel:

This letter is in response to the comments set forth in the letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated May 8, 2008 in connection with above referenced forms filed by Fortune Industries, Inc. (“The Company”).

Form 10-Q for the quarterly period ended February 28, 2007
Form 10-Q for the quarterly period ended May 31, 2007
Form 10-K for the fiscal year ended August 31, 2007
Note 10 – Debt Arrangements
Credit Facility Loan and Security Agreement, page 61

Comment 1:   The Company will amend its filings to reclassify the debt from long-term to current for the quarterly periods ended February 28, 2007, May 31, 2007, November 30, 2007 and February 29, 2008, as well as its annual filing for the fiscal year ended August 31, 2007.  The filings will be amended within 30 calendar days of the filing of this response letter.

Any comments previously agreed to by the Company in prior response letters will also be addressed by amending the appropriate filings.

It is the Company’s position that once these amended filings are complete, the Company will have responded to and will be in full compliance with all of the requirements set forth in the original letter from the SEC dated March 26, 2007 and subsequent letters up to and including May 8, 2008.

If you should have any questions or need any further information, please do not hesitate to contact me at (317) 532-1374.  Thank you for your time and consideration in this matter.

Sincerely,

John F. Fisbeck
Chief Executive Officer